UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                             FORT BEND HOLDING CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                         (Title of Class of Securities)

                                   346824-10-S
                                 (CUSIP Number)

                                GEORGE B. HARROP
                         10190 OLD KATY ROAD, SUITE 350
                              HOUSTON, TEXAS 77043
                                 (713) 984-1298
                            EMAIL: VBH001@HAL-PC.ORG

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  JUNE 19, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7b for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 5 Pages

                                  SCHEDULE 13D
-------------------------------------         ----------------------------------
CUSIP No.:  346824-10-5                                 Page 2 of 5 Pages
-------------------------------------         ----------------------------------

 -------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        George B. Harrop
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 -------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |-|
                                                                         (b) |_|

 -------------------------------------------------------------------------------
   3    SEC USE ONLY

 -------------------------------------------------------------------------------
   4    SOURCE OF FUNDS
        PF, OO, BK

 -------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(E)                                                |_|

 -------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
 -------------------------------------------------------------------------------

     NUMBER OF            7    SOLE VOTING POWER
       SHARES                  113,273(1),(2)
    BENEFICIALLY        ------ -------------------------------------------------
      OWNED BY            8    SHARED VOTING POWER
        EACH                   56,296(2),(3)
     REPORTING          ------ -------------------------------------------------
       PERSON             9    SOLE DISPOSITIVE POWER
        WITH                   113,273(1),(2)
                        ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               56,296(2),(3)
 -------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        169,569(2),(4)
 -------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

 -------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.32% (4)
 -------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        IN
 -------------------------------------------------------------------------------

-------------------------------------         ----------------------------------
CUSIP No.:  346824-10-5                                Page 3 of 5 Pages
-------------------------------------         ----------------------------------

      (1) Includes 49,073 shares to be acquired upon conversion of presently convertible subordinated debentures.

      (2) Adjusted to reflect Fort Bend's Common Stock split 2 for 1 effected October 1, 1997.

      (3)These shares are held jointly by George B. Harrop and his wife and include 46,296 shares to be acquired upon conversion of presently convertible subordinated debentures

      (4)Based on 1,723,306 shares of Common Stock outstanding as of March 31, 1998 as stated in Fort Bend's Form 8-K filed May 8, 1998, plus 95,369 shares issuable upon conversion of convertible subordinated debentures held by George B. Harrop.

                                                               Page 4 of 5 Pages

ITEM 1.  SECURITY AND ISSUER

        The Statement on Schedule 13D (the "Schedule 13D"), filed on February 21, 1997, by George B. Harrop, relating to the beneficial ownership of common stock, par value $.01 per share (the "Common Stock") of Fort Bend Holding Corp., a corporation incorporated under the laws of Delaware (the "Company" or "Fort Bend") and amended and supplemented by Amendment No. 1 to the Schedule 13D, filed on March 7, 1997 by George B. Harrop and Amendment No. 2 to the Schedule 13D, filed on June 12, 1998 by George B. Harrop is hereby amended and supplemented as set forth below. Other than as set forth below, the Schedule 13D, as amended, is unchanged. Fort Bend maintains its principal executive offices at 3400 Avenue H, Rosenberg, Texas 77471.

ITEM 2. IDENTITY AND BACKGROUND

        Item 2 of the Schedule 13D, as amended, is unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 of the Schedule 13D, as amended, is unchanged.

ITEM 4. PURPOSE OF THE TRANSACTION

        Item 4 is amended to add the following:

        In order to comply with the advance notice provisions in Article I,
Section 6(c) of the Company's By-laws, on June 19, 1998, Mr. Harrop mailed a notice, included herein as Exhibit A, of his intention to nominate himself as a director of the Company at the Company's 1998 annual meeting of stockholders. At this time, Mr. Harrop has not determined whether he will solicit proxies for his election as a director.

        Except as set forth above, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D, as amended, is unchanged.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Item 6 of the Schedule 13D, as amended, is unchanged.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Nomination letter sent to Fort Bend Holding Corp. by George B. Harrop on June 19, 1998.

                                                                     Page 5 of 5
                                   SIGNATURES

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 19, 1998
                                                   /s/ GEORGE B. HARROP
                                                   George B. Harrop

                                                                       EXHIBIT A

                                  June 19, 1998

Board of Directors
June 19, 1998
3400 Avenue H
Rosenberg, Texas  77471

To the Board of Directors of Fort Bend Holding Corp.:

        In accordance with Article I, Section 6(c) of the Bylaws of Fort Bend Holding Corp., a Delaware corporation (the "Company"), this letter serves as notice that George B. Harrop, shareholder of record of the Company, wishes to nominate one (1) individual to stand for election in the election of members of the Company's Board of Directors at the 1998 Annual Meeting of Shareholders of the Company. Set forth below is the information required to be furnished to the Board of Directors of the Company pursuant to Article I, Section 6(c) of the Bylaws of the Company.

        1. The shares are held in street name by Sun Trust Equitable Securities as nominee of George B. Harrop. The name and address, as they appear on the Company's books, of the shareholder making the nomination described herein is as follows:

               Sun Trust Equitable Securities
               5847 San Felipe, Suite 875
               Houston, Texas   77057

        George B. Harrop's address is

               10190 Old Katy Road, Suite 350
               Houston, Texas  77043

        Please see Exhibit B attached hereto for a letter that describes Mr. Harrop's accounts with Sun Trust Equitable Securities and shows Sun Trust Equitable Securities holds the shares as the Nominee of Mr. Harrop.

        2. Set forth in the Exhibit specified below is information regarding the nominee's qualifications for serving on the Company's Board of Directors including such information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had such nominee been nominated or intended to be nominated by the Board of Directors of the Company.

               George B. Harrop                   See Exhibit A attached hereto.

Board of Directors
June 19, 1998
Page 2

        Where indicated the items contained in the attached Exhibits correspond to the applicable item numbers of Schedule 14A under the proxy rules of the Securities and Exchange Commission.

        3. The undersigned, represents and warrants that as of the date hereof George B. Harrop is the beneficial owner of 169,569 shares of common stock, par value $.01 (the "Common Stock"), of the Company and that he intends to appear in person or by proxy at the 1998 Annual Meeting of Shareholders of the Company to propose the nomination of the director described herein.

        4. The undersigned confirms his consent to serve as a nominee for election in the election of members of the Company's Board of Directors at the Company's 1998 annual meeting of shareholders. The undersigned confirms his intent and consent to serve as a member of the Board of Directors of the Company if so elected. The undersigned also consents to being named in the proxy statement as a nominee.

        5. The undersigned confirms to you that if elected as a director, the undersigned will resign as director of Sterling Bank.

        George B. Harrop does not acknowledge the validity of the notice requirement of Article I, Section 6(c) of the Company's Amended and Restated Bylaws, and the execution and delivery of this notice shall not be deemed to constitute a waiver of Mr. Harrop's right to contest the validity of such notice requirement or any portion thereof.

        If you require any additional information regarding this matter or any of the nominees described herein or have any questions or comments regarding any of the foregoing matters, please contact me at (713) 984-1298.

                                                   Very truly yours,

                                                   /s/ GEORGE B. HARROP
                                                   George B. Harrop

Enclosures

cc:     Lane Ward, President of Fort Bend Holding Corp.
        Secretary of Fort Bend Holding Corp.

                                                                       EXHIBIT A

                               GEORGE BERT HARROP

Business Address:

        Harrop Construction Company, Inc,
        10190 Old Katy Road, Suite 350
        Houston, Texas  77043

1. George Bert Harrop ("Mr. Harrop") is highly qualified to serve on the Company's board of directors. Since 1992, he has been on the Board of Directors of Sterling Bank. In addition, he has been engaged as a private investor for the past 35 years. Mr. Harrop has invested in a diverse range of businesses and fields including, accounting and internal auditing, real estate, oil and gas, jewelry manufacturing and retail, antenna construction and design for the cellular telephone industry and automatic teller machines.

2. Mr. Harrop does not believe that he nor any of his associates would have any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 1998 Annual Meeting of the Shareholders of the Company, other than election to office. (ITEM5(A)).

3. Mr. Harrop is the beneficial owner of shares of Common Stock which, based on the sum of the number of shares of Common Stock stated to be outstanding on March 31, 1998 in Fort Bend Holding Corp's (the "Company") Form 8-K filed May 8, 1998, and the shares issuable to Mr. Harrop upon conversion of the Debentures (defined below), represent 9.32% of the Company's Common Stock. The shares include 56,296 shares which are or will be held in joint accounts with Mr. Harrop's wife, ValBerta Harrop, and 113,273 shares which are or will be held through Mr. Harrop's individual retirement accounts. Included in the shares are 95,369 shares to be acquired upon conversion of 8% Convertible Subordinated Debentures due December 1, 2005 (the "Debentures"), 46,296 of which will be jointly owned by Mr. and Mrs. Harrop. The Debentures are convertible at any time prior to maturity at the rate of 92.592 shares of Common Stock for each $1,000 of principal or $10.80 per share. The Debentures may be redeemed at the option of the Company, in whole or in part, at any time, on or after December 1, 1998. Mr. Harrop has or will have sole voting and dispositive power for 113,273 of the shares, and Mr. and Mrs. Harrop share or will share voting and dispositive power for 56,296 of the shares. Other than as described in this paragraph, Mr. Harrop does not beneficially own, directly or indirectly, and does not have the right to acquire beneficial ownership within sixty (60) days of, any shares of any class of voting securities or equity securities of the Company or any of the Company's parents or subsidiaries. (ITEM 6(D)).

4. There are no pending legal proceedings in which either Mr. Harrop or any of his associates is a party adverse to the Company or any of its affiliates or in which either Mr. Harrop or any of his associates has an interest adverse to the Company or any of its affiliates. (ITEM 7(A)).

5. Mr. Harrop does not currently hold any position or office with the Company, and Mr. Harrop has never served as a director of the Company. (ITEM 7(B)).

6. There is no arrangement or understanding between Mr. Harrop and any other person pursuant to which he was or is to be selected as a director or nominee. (ITEM 7(B)).

7. Mr. Harrop, age 59, is a private investor. He has been the Chief Executive Officer of Harrop Construction Company, Inc. since 1985. Mr. Harrop serves on the board of directors of Sterling Bank, the Association of General Contractors and Houston Community College Foundation. In addition, Mr. Harrop is a member of the Associated Builders and Contractors and the Professional Advisory Development Board for Texas A&M University and is a founding director of the Val Harrop Foundation. Mr. Harrop received a Bachelor of Science degree in Hotel Administration from Cornell University in 1961. (ITEM 7(B)).

8. Mr. Harrop does not have any family relationship, by blood, marriage or adoption, to any director, officer or other affiliate of the Company.

9. During the past five years, Mr. Harrop has not been involved in any legal proceedings described in Item 401(f) of Regulation S-K promulgated by the Securities and Exchange Commission. (ITEM 7(B)).

10. Neither Mr. Harrop nor any member of his immediate family has, and neither Mr. Harrop nor any member of his immediate family contemplates that he will have, a direct or indirect material interest in any transaction, or series of transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is contemplated to be a party, in which the amount involved exceeds $60,000. (ITEM 7(B)).

11. Neither Mr. Harrop nor any member of Mr. Harrop's immediate family, any corporation or organization of which Mr. Harrop is an executive officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities or any trust or other estate in which Mr. Harrop has a substantial interest or as to which Mr. Harrop serves as a trustee or in a similar capacity has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last fiscal year. (ITEM 7(B))).

12. Mr. Harrop is not, and during the Company's last fiscal year was not, subject to Section 16 of the Exchange Act with respect to the Company and, accordingly, during the Company's last fiscal year, was not required to file any reports pursuant to Section 16 of the Exchange Act with respect to the Company. (ITEM 7(B)).

13. Mr. Harrop is not currently, and during the Company's last fiscal year was not, an officer, director or employee of, and Mr. Harrop does not currently own, and during the Company's last fiscal year did not own, directly or indirectly, in excess of a 10% equity interest in, any firm, corporation or other business or professional entity (i) which, since the beginning of the Company's last fiscal year, has made, or proposed to make payments to the Company or any of its subsidiaries for property or services, (ii) to which the Company or any of its subsidiaries was indebted at the end of the Company's last fiscal year, or (iii) to which the Company or any of its subsidiaries has, since the beginning of the Company's last fiscal year, made payments, or proposed to make payments, for property or services. (ITEM 7(C)).

14. Mr. Harrop is not, and during the Company's last fiscal year has not been, a member of, or of counsel to, a law firm that the Company has retained during the Company's last fiscal year, and Mr. Harrop is not, and during the Company's last fiscal year has not been, a partner or executive officer of any investment banking firm that has performed services for the Company during the Company's last fiscal year. (ITEM 7(C)).

15. Mr. Harrop does not have any other relationships with the Company that are substantially similar in nature and scope to those relationships listed in the above items (13) and (14). (ITEM 7(C)).

16. During the last three fiscal years, no compensation or personal benefit was awarded to, earned by, or paid to Mr. Harrop or any member of his immediate family by any person for any services rendered in any capacity to the Company or its subsidiaries. (ITEM 8).

                                                                       EXHIBIT B

SunTrust Equitable Securities Corporation
5847 San Felipe, Suite 875
Houston, Texas 77057

Member New York Stock Exchange, Inc.
--------------------------------------------------------------------------------

[SUNTRUST EQUITABLE SECURITIES LOGO]
June 19, 1998

Board of Directors
Fort Bend Holding Corporation
3400 Avenue H
P.O. Box 951
Rosenberg, Texas 77471-0951

To Whom It May Concern:

SunTrust Equititable Securities currently holds 74,200 shares of Fort Bend Holding Corporation common stock in the following Harrop related accounts:

10,000 shares in account 496-10428-29..n/o G.B. Harrop and Valberta Harrop Jt. 13,000 shares in account 496-17101-10..n/o G.B. Harrop IRA
35,000 shares in account 496-17102-19..n/o G.B. Harrop Rollover IRA
16,200 shares in account 496-17104-17..n/o G.B. Harrop Rollover IRA

In addition SunTrust Equitable Securities holds $30,000 face value of Fort Bend Holding Corporation sub debenture convertible bonds dated date 12/5/95 due 12/1/2005 8.000% in account 496-17102-19..n/o G.B. Harrop Rollover IRA.

Sincerely,

/s/ ANA SAJCHE

Ana Sajche


--------------------------------------------------------------------------------
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